May 14, 2024
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attn:   Paul Cline
           Jennifer Monick
           John Coleman
           Craig Arakawa
Re:     Royal Gold, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 10-K/A for the Fiscal Year Ended December 31, 2023
           File No. 001-13357
Ladies and Gentlemen:
This letter sets forth the responses of Royal Gold, Inc. (the “Company” or “Royal Gold”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) in its comment letter dated April 9, 2024 with respect to the above-referenced Form 10-K and Form 10-K/A. For your convenience, the Staff’s comments are set forth in bold and italics below, followed by the Company’s responses.
Form 10-K/A for the Fiscal Year Ended December 31, 2023
Item 2. Properties, page 4
1.       We note your disclosure on page 4 stating that SK 1300 does not permit the substitution of resources or reserves prepared under another regime. However the mineral resource and mineral reserve summary tables beginning on page 9, and the mineral resource and mineral reserve tables included with your individual property disclosure, with the exception of certain properties, have been prepared under other mineral reporting regimes, and are not compliant with SK 1300.
Absent SK 1300 compliant mineral resources and mineral reserves, the accommodations under Item 1303(a)(3) and 1304(a)(2) of Regulation S-K for royalty and streaming companies permit the omission of information, including mineral resources and mineral reserves. These accommodations do not permit the substitution of mineral resources and mineral reserves prepared under other mineral reporting regimes. Please revise to remove resources and reserves from your filing that are not SK 1300 compliant.

Securities and Exchange Commission
May 14, 2024

Please ensure all mineral resources and mineral reserves in your filing are presented corresponding to your fiscal year end, and include the point of reference, consistent with the requirements of Item 1303(b)(3) and Item 1304(d)(1) of Regulation S-K.
Company Response:
We respectfully acknowledge the Staff’s comment. For the reasons set forth below, we believe the Staff’s position is contrary to the text and policy goals of SK 1300 and the basic tenets of the federal securities laws set forth in Securities Act Rule 409 and Exchange Act Rule 12b-21. Further, the Staff’s position would deprive investors of material and reliable information about royalty and streaming companies and put the Company and other royalty and streaming companies based in the United States at a disadvantage compared to their non-U.S. competitors, essentially all of which are permitted to reference technical reports from operators that disclose mineral resources and mineral reserves under codes based on or consistent with the CRIRSCO standards. We believe the interests of U.S. investors and U.S. royalty and streaming companies would be best served by the Staff permitting royalty and streaming companies subject to SK 1300 to continue to disclose complete mineral resources and mineral reserves information in their filings with the Commission.
Overview of Our Business Model and Information Rights
Our business consists of acquiring and managing metal streams, royalties, and similar interests. In some cases, we acquire existing royalty and streaming interests, in which case we acquire the information rights negotiated by the original parties to the agreements and have little or no opportunity to renegotiate those terms. Substantially all of the royalty agreements we have acquired were created prior to the SEC’s adoption of SK 1300 and/or were originally made between parties that were not organized in the United States.
In other cases, we finance projects or provide other funding in exchange for newly created royalty and streaming interests, in which case we negotiate the terms of those financings. The market for royalty and streaming interests is mature and very competitive and we compete with other royalty and streaming companies on both economic and noneconomic terms, including our access to information about the underlying properties, and we are therefore constrained to seek information limited by established market norms.
Operators are generally willing to provide royalty and streaming companies with information on mine production as is necessary to confirm the operators’ compliance with delivery or payment obligations under the agreements, e.g., the quantity of metal produced and sold to an offtaker and the terms of that sale.
While information rights can vary significantly among agreements, and in some cases we receive additional information, including run of mine (e.g. quantity and grade of ore) and run of mill data for properties (e.g. metal recoveries and quantity of metal produced), we generally do not have access to drilling, metallurgical, permitting, development, production, operating, or other data in sufficient detail, nor do we have access to the mining properties, sufficient to confirm disclosure from the operators, including verifying mineral resources and mineral reserves disclosed by the operators nor to prepare our own technical report summaries for the properties.

Securities and Exchange Commission
May 14, 2024

In anticipation of and following the adoption of SK 1300, we have repeatedly requested the operators of our existing material properties that do not themselves report under SK 1300 to prepare technical report summaries for us under SK 1300 or permit us the access and information sufficient for us to prepare our own technical report summaries relating to the properties for filing with the SEC, but in each case, the operator denied our request. Similarly, in negotiating agreements for new royalty and streaming interests, operators have universally refused all contract provisions that would obligate them to prepare technical report summaries for us under SK 1300 or permit us the access and information sufficient for us to prepare our own technical report summaries under SK 1300. In some cases, operators have informed us that they would not agree to such contract provisions under any circumstances.
We have had extensive correspondence and discussions with operators concerning their reasons for denying our requests. Operators have cited: their unwillingness to incur the time and expense necessary to prepare information for us, particularly when the operators already have extensive reporting obligations in their home jurisdictions; the potential for disruption to their ordinary operations if they were to permit Royal Gold and its consultants to make site visits for the purpose of preparing our own reports; the potential that we might need to disclose information operators consider to be proprietary and are not themselves required to disclose; and the potential that our disclosure might conflict with their own.
Based on our experience and market knowledge, we believe that we will be unable to obtain SK 1300 compliant mineral resources and mineral reserves information under existing stream and royalty agreements covering properties where the operators do not already report under SK 1300.
Further, all of our most significant royalty and streaming competitors are based in Canada and are not subject to SK 1300. If we were to insist on the receipt of information, or grant of access to properties, sufficient for us to prepare our own SK 1300 compliant mineral resources and mineral reserves and technical report summaries, we believe that operators who do not already report under SK 1300 would rarely, if ever, select our bids over those of our competitors.
Application of SK 1300 to Royalty and Streaming Companies
A registrant is subject to the disclosure obligations specified in SK 1300 if its mining operations are material to its business or financial condition.1 The general instructions to SK 1300 define “mining operations” to include “operations on all mining properties that a registrant … [h]as, or it is probable that it will have, an associated royalty or similar right.” As a result, a royalty and streaming company must provide the disclosure specified in SK 1300 for those mining properties on which the company has a royalty or streaming interest, unless an exception applies.
SK 1300 provides royalty and streaming companies with several exceptions to the disclosure requirements based on the Commission’s recognition that royalty and streaming companies “may lack, and may have difficulty obtaining, access to the information and supporting documentation required to comply with the Commission’s disclosure requirements concerning the underlying mining properties.”2
1 17 C.F.R. § 229.1301(a)(3).
2 Modernization of Property Disclosure for Mining Registrants, 83 Fed. Reg. 66,344, 66,354 (December 26, 2018) (hereinafter, the “Adopting Release”).

Securities and Exchange Commission
May 14, 2024

These exceptions provide as follows (collectively, the “Exceptions”):
•A royalty and streaming company is not required to submit a separate technical report summary for a property that is covered by a current technical report summary prepared under SK 1300 and filed by the producing registrant. In this situation, the royalty and streaming company should refer to the producing registrant’s previously filed technical report summary, with such reference not deemed to incorporate by reference the producing registrant’s technical report summary into the royalty and streaming company’s report.3
•A royalty and streaming company is not required to file a technical report summary for an underlying property if the registrant lacks access to information sufficient to prepare a technical report summary because: (1) obtaining the information would result in an unreasonable burden or expense; or (2) the royalty and streaming company requested the technical report summary from the owner, operator or other person possessing the technical report summary who is not affiliated with the royalty and streaming company, and who denied the request.4
•A royalty and streaming company that “lacks access to any of the information specified”5 in the individual6 and summary7 property disclosure requirements set forth in SK 1300 “may omit such information,”8 provided that the royalty and streaming company: (1) specifies the information to which it lacks access; (2) explains that it does not have access to the required information because: (x) obtaining the information would result in an unreasonable burden or expense; or (y) it requested the information from a person possessing knowledge of the information, who is not affiliated with the royalty and streaming company, and who denied the request; and (3) provides all required information that it does possess or which it can acquire without incurring an unreasonable burden or expense.9
The Exceptions are consistent with the basic tenet of the federal securities laws set forth in Securities Act Rule 409 and Exchange Act Rule 12b-21 – that, notwithstanding an SEC item requirement, a company is not required to disclose information that is unknown or not reasonably available to it, but in these cases the company must “give such information on the subject as it possesses or can acquire without unreasonable effort or expense, together with the sources thereof.”10
3 17 C.F.R. § 229.1302(b)(3)(i).
4 17 C.F.R. § 229.1302(b)(3)(ii).
5 17 C.F.R. § 229.1303(a)(3); 17 C.F.R. § 1304(a)(2).
6 17 C.F.R. § 229.1304(b).
7 17 C.F.R. § 229.1303(b).
8 17 C.F.R. § 229.1303(a)(3); 17 C.F.R. § 229.1304(a)(2).
9 Id.
10 See 17 C.F.R. § 230.409(a); 17 C.F.R. § 240.12b-21.

Securities and Exchange Commission
May 14, 2024

We note that SK 1300 was adopted to, for the first time in decades, “modernize [the Commission’s] disclosure requirements and policies for mining properties by more closely aligning them with current industry and global regulatory practices and standards.”11 The Adopting Release expressly highlights the need to “align” U.S. disclosure with the standards established by the Committee for Mineral Reserves International Reporting Standards (“CRIRSCO”), upon which the leading mining jurisdictions around the world have based their mining codes, including the Canadian Institute of Mining, Metallurgy and Petroleum’s National Instrument 43-101, which incorporates definition standards from the Canadian Institute of Mining, Metallurgy and Petroleum (collectively, “NI 43-101”), and the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (“JORC”).
An important goal of aligning the Commission’s requirements with international standards was to “improve competition among mining registrants by removing the competitive disadvantage that U.S. registrants currently experience relative to reporting firms in foreign jurisdictions,”12 as those competitive disadvantages had led mining companies to raise capital in foreign jurisdictions and avoid U.S. markets.
As the Adopting Release notes, neither the previous Item 102 of Regulation S-K nor Guide 7 addressed whether royalty and streaming companies were required to provide disclosure about the mining operations and properties underlying their economic interests.13 Instead, the Staff historically provided comments during the filing review process to guide royalty and streaming companies in determining whether and how to provide mining disclosures.14
The Company has been a U.S. issuer for over 40 years. In our experience, the Staff, consistent with the longstanding principle set forth in Securities Act Rule 409 and Exchange Act Rule 12b-21, has informally encouraged royalty and streaming companies to disclose the best available information they possess so long as they believe such information is material and reliable. Throughout its history as a public issuer, the Company has consistently followed that informal guidance in its disclosure practices.
Our Approach to Reporting Mineral Resources and Mineral Reserves
We rely on the Exceptions, Securities Act Rule 409, and Exchange Act Rule 12b-21 in connection with most of properties over which we hold royalty or streaming interests:
•Technical Report Summaries. Item 1302(b) of Regulation S-K requires a registrant to file technical report summaries that identify and summarize the information reviewed and conclusions reached by a qualified person about the mineral resources or mineral reserves for each of its material properties.
11 Adopting Release at 66,344.
12 Proposed Rule, “Modernization of Property Disclosures for Mining Registrants,” available at https://www.sec.gov/rules/proposed/2016/33-10098.pdf, at 196.
13 Adopting Release at 66,352.
14 Adopting Release at 66,352.

Securities and Exchange Commission
May 14, 2024

Only one operator of our material properties, Newmont Corporation, reports mineral resources and mineral reserves under SK 1300, and we refer to Newmont’s previously filed technical report summaries for Peñasquito, Pueblo Viejo and its Nevada operations, which include our royalty interests over the Cortez Complex, in accordance with the Exception found in Item 1302(b)(3)(i) of Regulation S-K.
For all of our other material properties, we rely on the Exception found in Item 1302(b)(3)(ii) of Regulation S-K, which provides that a royalty or streaming company is not required to file a technical report summary if it lacks access to sufficient information to prepare a technical report summary and (1) obtaining the information would result in an unreasonable burden or expense; or (2) the royalty and streaming company requested the technical report summary from the owner, operator or other person possessing the technical report summary who is not affiliated with the royalty and streaming company, and who denied the request.
As noted above, the information rights under our royalty and streaming agreements and indeed those generally negotiated between property operators and royalty and streaming companies are limited and do not include sufficient information for the Company to prepare a technical report summary under SK 1300.
As further noted above, in anticipation of SK 1300 coming into force and since SK 1300 has come into force, we have made repeated requests of our material operators to either prepare technical report summaries under SK 1300 on our behalf or provide us with sufficient information to prepare technical report summaries ourselves, and those requests have been consistently denied for reasons important to the operators.
•Individual and Summary Property Disclosure Requirements. Items 1303 and 1304 of Regulation S-K require a royalty and streaming company to disclose information about each material property over which it has a royalty or streaming interest and, if the royalty or streaming company has interests over two or more properties, summary information for all of such properties.
We lack access to some of the information required by Items 1303 and 1304 of Regulation S-K. In accordance with the Exceptions found in Items 1303(a)(3) and 1304(a)(2), we provide all required information that we do possess or which we can acquire without incurring an unreasonable burden or expense, which consists of information provided to us by the operators of the properties or disclosed in the operators’ public filings with the SEC or foreign securities regulators and technical reports filed pursuant to SK 1300 or the NI 43-101 or JORC standards.

Securities and Exchange Commission
May 14, 2024

There are essentially two aspects of mineral resources and mineral reserves disclosure. The first is the technical approach: the methods used to validate data, create domains, analyze geostatistics, estimate grades, determine classification thresholds, evaluate reasonable prospects for economic extraction, determine modifying factors, and tabulate resources and reserves. In terms of this technical approach, SK 1300 is closely aligned with the NI 43-101 and JORC standards. While there are variations between methodologies and modes of support between qualified persons, guided by their individual expertise and experience, most qualified persons would be expected to take substantially the same approach to the technical aspects of a resource estimation and reserves determination regardless of which standard the reporting adheres to. Indeed, we reviewed disclosure by joint operators of mining properties, where one operator reported mineral resources and mineral reserves under SK 1300 and the other operator reported under NI 43-101, and the reported mineral resources and mineral reserves were the same for each operator, even with different qualified persons making the determinations.15 The definition of a “qualified person” and the professional organizations to which the qualified person must belong are also generally well aligned between the jurisdictions.
The second aspect relates to the specific reporting standards. There are variations between the different reporting standards in terms of the information that must be included in mineral resources and mineral reserves tables, in the way information can be combined, in reporting of mineral resources inclusive or exclusive of mineral reserves, and in the specific form of the technical report or technical report summary. SK 1300 specifically requires disclosure in the resource table of metallurgical recoveries, cut-off grades, and metals prices selected by the qualified person. These elements are of equivalent importance in the technical work under other standards, but SK 1300 specifies greater detail in terms of these aspects of disclosure.
15 See, e.g., Technical Report on the Pueblo Viejo Gold Mine, Dominican Republic, included at Exhibit 99.1 to the Form 6-K filed with the Commission by Barrick Gold Corporation on March 17, 2023, and Pueblo Viejo, Technical Report Summary, included at Exhibit 96.5 to the Form 10-K filed with the Commission by Newmont Corporation on February 23, 2023; see also Annual Information Form, at 37-45, relating to Nevada Gold Mines interests (Carlin, Cortez, Fourmile, Phoenix, and Turquoise Ridge), included at Exhibit 99.1 to the Form 40-F filed with the Commission by Barrick Gold Corporation on March 15, 2024, and Item 2. Properties, at 61-87, relating to Nevada Gold Mines (NGM), of the Form 10-K filed with the Commission by Newmont Corporation on February 29, 2024.

Securities and Exchange Commission
May 14, 2024

For our reporting purposes, we start with operator mineral resource and mineral reserves disclosure. We evaluate which portion of the reported mineral resources and mineral reserves is subject to our royalty or streaming interest. We then evaluate whether operator reporting of mineral resources is inclusive or exclusive of mineral reserves. If the reporting is inclusive, we subtract tonnage and metal in mineral reserves from the mineral resources, leaving the exclusive portion of mineral resources. We then standardize the information to metric units for reporting. For material properties, we tabulate mineral resources and mineral reserves according to the form specified in SK 1300, along with disclosure of the relevant cut-off grades, metal pricing, and metallurgical recoveries which drive the determination of reasonable prospects for economic extraction. We do not specifically comment on the appropriateness of such information, as these parameters have been selected by the qualified persons who are responsible for each individual mineral resource or mineral reserve disclosure; rather we disclose all relevant information alongside the mineral resources and mineral reserves so that the reader may have such information on the subject as we possess.
As noted in the Staff’s comment and in our Form 10-K, SK 1300 does not permit the substitution or reciprocal recognition of mineral resources and mineral reserves determined under the mining disclosure regimes of other jurisdictions, and we do not substitute mineral resources and mineral reserves information that is not SK 1300 compliant in satisfaction of mineral resources and mineral reserves disclosure required under Items 1303(b)(3) and 1304(d)-(e) of Regulation S-K.

Instead, we rely on the Exceptions to omit such information from our filings, and we provide mineral resources and mineral reserves information prepared in accordance with the NI 43-101 or JORC standards as the best information available that we possess or can acquire without unreasonable effort or expense, as permitted under Exchange Act Rule 12b-21.16 We believe mineral resources and mineral reserves prepared under the NI 43-101 or JORC standards is reliable, particularly in light of the intent to align SK 1300 with the NI 43-101 and JORC standards.
Reasons the Staff Should Permit Our Approach to Disclosing Mineral Resources and Mineral Reserves
Set forth below are the reasons why we believe the Staff should permit, in situations where the Exceptions apply, royalty and streaming companies to disclose mineral resources and mineral reserves determined by the operating mining company under a CRIRSCO-based standard.
16 See 17 C.F.R. § 240.12b-21 (“Information required need be given only insofar as it is known or reasonably available to the registrant. If any required information is unknown and not reasonably available to the registrant, […] the information may be omitted[.] The registrant shall give such information on the subject as it possesses or can acquire without unreasonable effort or expense, together with the sources thereof.”).

Securities and Exchange Commission
May 14, 2024

First, as noted above, royalty and streaming companies typically do not have sufficient information about or access to the properties in which they hold an interest to determine reserves, estimate resources or produce a technical report summary to support disclosure of resources and reserves.17
Second, the Exceptions are based on, and should be interpreted in a manner consistent with, Securities Act Rule 409 and Exchange Act Rule 12b-21, and royalty and streaming companies should thus be permitted to provide all available material information they possess relating to the mining properties in which they hold interests. In our view, the summary disclosure of mineral resources and mineral reserves required by Item 1303(b)(3) of Regulation S-K will be materially incomplete and misleading if royalty and streaming companies are precluded from disclosing mineral resources and mineral reserves determined under a CRIRSCO-based standard. We have been disclosing reserve data determined by foreign operators under recognized international standards for many years because such information is useful to investors and not misleading, and such information has been accepted by Staff for years, is also widely accepted outside the U.S., and is widely used by investors and analysts.
Interpreting the Exceptions to be consistent with Securities Act Rule 409 and Exchange Act Rule 12b-21 would hardly cause the Commission to be bound to or to adopt foreign standards, which was the rationale for not providing reciprocity for those foreign standards expressed in the Adopting Release, nor would such an interpretation apply to numerous companies as there are very few royalty and streaming companies domiciled in the United States. Finally, the policy goals expressed in the Adopting Release fully support interpreting the Exceptions to be consistent with Securities Act Rule 409 and Exchange Act Rule 12b-21. Accordingly, we believe that royalty and streaming companies should be permitted to continue making similar disclosures under SK 1300 pursuant to the Exceptions and the underlying tenets of Securities Act Rule 409 and Exchange Act Rule 12b-21.
17 Adopting Release at 66,352 (referring to letters from commenters indicating that royalty and streaming companies “generally have no executive operational interest or other participation in the mineral properties to which the royalties relate, [and] they typically have no access to the underlying mining operations or to the extensive technical data and other information available to the operator”).

Securities and Exchange Commission
May 14, 2024

A.    Royalty and streaming companies typically do not have access to mining properties and cannot produce their own SK 1300 compliant mineral resources and mineral reserves estimates.
SK 1300 permits the Exceptions from its technical report summary and other disclosure requirements for royalty and streaming companies because the SEC recognized the vital difference in property information held by a mining company that explores for, develops, owns and operates a mining property, and a royalty and streaming company that holds only a passive interest in a mining property entitling it to receive a percentage of revenues (most commonly) under a royalty agreement or a percentage of production of a particular metal under a streaming agreement.18 An operating mining company has full access to that information and is typically the only party in a position to determine the mineral resources and mineral reserves of a property. In stark contrast, a royalty and streaming company’s affirmative rights do not permit the royalty and streaming company to obtain the proprietary technical information underlying mineral resources and mineral reserves determinations in sufficient detail to prepare a technical report summary.19 Without access to this technical information, the royalty and streaming company is left to the discretion of the foreign operator to disclose SK 1300 compliant mineral resources and mineral reserves when it has no direct obligation to do so. A foreign operator similarly has no incentive to allow the royalty and streaming company to prepare its own SK 1300 compliant mineral resources and mineral reserves estimates given the risk that its results might vary from those of the foreign operator reported in its home jurisdiction, even if only because of the different approaches taken by individual qualified persons.
Further, U.S. based royalty and streaming companies often need to rely on the Exceptions because the precious metals mining business is largely dominated by non-U.S. firms, meaning most of the U.S. issuers’ current and future counterparties do not trade or report in the United States.
18 See generally, Adopting Release at 66,352-54.
19 See Adopting Release at 66,353 (referring to a commenter’s statement that “typically, the information a royalty holder is entitled to receive is limited to mill production, marketing and sales data that is used to confirm the calculation of royalty payments” and that “a royalty company typically lacks sufficient information to prepare a current technical report summary”).

Securities and Exchange Commission
May 14, 2024

B.    The Exceptions are based on Rule 409 and Rule 12b-21 and should be interpreted in a manner consistent with Rule 409 and Rule 12b-21 to permit royalty and streaming companies to disclose mineral resources and mineral reserves prepared under a recognized foreign standard.
The Exceptions should be read in a manner consistent with Securities Act Rule 409 and Exchange Act Rule 12b-21.20 While royalty and streaming companies “may” omit “required information” based on lack of reasonable access or “unreasonable burden or expense,”21 in accordance with the Exceptions and Rule 409 and Rule 12b-21, they “shall give such information on the subject” as they possess or “can acquire without unreasonable effort or expense, together with the sources thereof.”22 The Exceptions should not be read to require royalty and streaming companies to omit all information not prepared under SK 1300 because this would be inconsistent with Rule 409 and Rule 12b-21 and omitting the information could even create Rule 10b-5 issues for royalty and streaming companies for which such information is material.
To argue that mineral resources and mineral reserves estimated under a CRIRSCO code by a foreign mine operator is not SK 1300’s “required information” and therefore cannot be disclosed under the Exceptions, even though it is material and reliable, swallows the Exceptions and removes the benefit of the Exceptions in this important situation. The fact that a U.S. registrant operator, with its unfettered access to the mining property and underlying mineralogical data, would not be permitted to file a technical report summary using international standards rather than SK 1300 standards, does not necessitate the conclusion that a royalty and streaming company, that is denied access to the property and data of a foreign operator, should be prohibited from disclosing reliable mineral resources and mineral reserves estimates prepared by that foreign operator under another CRIRSCO code.
Further, SK 1300 itself recognizes an exception to the general requirement for a reporting issuer to report only SK 1300 compliant technical report information. Canadian registrants who file with the Commission pursuant to the Multijurisdictional Disclosure System (“MJDS”) are allowed to continue to disclose their foreign-standard derived mineral resources and mineral reserves in satisfaction of SEC requirements.23 Canadian mining registrants utilizing MJDS have disclosed and will continue to disclose their mineral resources and mineral reserves as prepared under NI 43-101. The Commission has evidently determined that this disclosure is not misleading.
20 See Adopting Release at 66,354, note 140 (noting that the Exceptions are consistent with Securities Act Rule 409 and Exchange Act Rule 12b-21).
21 17 C.F.R. § 229.1302(b)(3)(ii) states that a royalty and streaming company “is not required to file a technical report summary for an underlying property if the registrant lacks access to the technical report summary because … obtaining the information would result in an unreasonable burden or expense …” 17 C.F.R. § 1303(a)(3) states that a royalty and streaming company “may omit [any of the information specified in 17 C.F.R. § 1303(b)] provided that the registrant … explains that it does not have access to the required information because … obtaining the information would result in an unreasonable burden or expense …” 17 C.F.R. § 1304(a)(2) states that a royalty and streaming company “may omit [any of the information specified in 17 C.F.R. § 1304(b)] provided that the registrant … explains that it does not have access to the required information because … obtaining the information would result in an unreasonable burden or expense …”
22 17 C.F.R. § 240.12b-21.
23 Adopting Release at 66,416.

Securities and Exchange Commission
May 14, 2024

Without the ability to provide the best information that the royalty and streaming company possesses, a royalty and streaming company is put in the untenable position where the extent of its own disclosure of material information depends upon the geographic location and reporting jurisdiction of the operators it contracts with. Where a U.S. registrant royalty and streaming company contracts with a Canadian reporting issuer entitled to rely on MJDS, it stands to reason that disclosure by a U.S. registrant royalty and streaming company of its interests in the same Canadian registrant’s mineral resources and mineral reserves should be deemed similarly not misleading.
If NI 43-101, itself a CRIRSCO-based standard, produces disclosures reliable enough to be provided to U.S. investors by MJDS issuers, it does not follow that U.S. registrant royalty and streaming companies should be prohibited from disclosing their own interests in the same mineral resources and mineral reserves determined under those standards when that is the best information available, especially when such prohibition would result in the royalty and streaming company omitting from its disclosure material and reliable information it possesses.

Securities and Exchange Commission
May 14, 2024

C.    Permitting royalty and streaming companies to disclose, in limited circumstances under the Exceptions, technical information like mineral resources and mineral reserves determined under a recognized foreign standard is not per se misleading; the Adopting Release repeatedly notes that SK 1300 is “substantially similar” to CRIRSCO-based standards and is intended to “promote uniformity” with CRIRSCO-based standards.
The supporting rationale for a prohibition on disclosing mineral resources and mineral reserves information from foreign reports under the Exceptions would seem to be that such disclosure would be per se misleading. However, the Commission’s own Adopting Release states that SK 1300 is “substantially similar”24 to CRIRSCO-based standards and that adopting SK 1300 will “promote uniformity”25 in global mining property disclosure. Where a U.S. registrant royalty and streaming company has no ability to obtain, and thus to provide, mineral resource and mineral reserve information prepared under SK 1300, the Commission should not consider mineral resources and mineral reserves determined under Canada’s NI 43-101, JORC and other CRIRSCO-based standards to be per se misleading and therefor prohibited.26
24 See e.g., Adopting Release at 66,346 (“We proposed to use the CRIRSCO standards’ classification scheme regarding mineral resources and reserves, and proposed substantially similar definitions of many of the technical terms used under the CRIRSCO-based codes, such as the definition of the various categories of mineral resources and mineral reserves, qualified person, pre-feasibility study, and feasibility study.”); Adopting Release at 66,365 (referring to the definition of the term “relevant experience,” “[t]his definition is substantially similar to guidance provided under the CRIRSCO-based codes.”); Adopting Release at 66,368 (“The approach we are adopting regarding the disclosure of exploration results is substantially similar to the CRIRSCO approach.”); Adopting Release at 66,378 (“[T]he adopted definition of inferred mineral resources is generally consistent with the definition under the CRIRSCO-based codes.”); Adopting Release at 66,379 (“[T]he definitions of ‘indicated mineral resource’ and ‘measured mineral resource’ are substantially similar to the corresponding CRIRSCO-based definitions…”); Adopting Release at 66,393 (“[W]e believe that the adopted mineral reserve disclosure framework is substantially similar to the CRIRSCO framework.”)
25 See e.g., Adopting Release at 66,378 (“[A]doption of the [CRIRSCO standard classifications of mineral resources] will … promote uniformity in mining property disclosure.”); Adopting Release at 66,379 (“Because the definitions of ‘indicated mineral resource’ and ‘measured mineral resource’ are substantially similar to the corresponding CRIRSCO-based definitions, their adoption will … benefit both registrants and investors by promoting uniformity in mining disclosure standards.”); Adopting Release at 66,395 (“Permitting the use of a pre-feasibility study to determine mineral reserves under our rules would … provide greater uniformity in global mining disclosure requirements to the benefit of both mining registrants and their investors.”).
26 We note that mineral resource and mineral reserve information is some of the most important information about a mining property. As a general matter, mineral reserves describe the amount of precious metal contained within a property that is geologically and economically recoverable, and resources describe metal deposits that have been determined to be present with different categories of certainty but have not been established as economically recoverable. Given that a royalty and streaming company’s revenues and depletion are directly linked to the extraction, production and sale of minerals by the operating mining companies with whom a royalty and streaming company contracts, the mineral resource and mineral reserve data for properties which are material to a royalty and streaming company are material.

Securities and Exchange Commission
May 14, 2024

Further, SK 1300 itself recognizes an exception to the requirement for a reporting issuer to report only SK 1300 compliant technical report information. As noted above, Canadian registrants who file with the Commission pursuant to MJDS are allowed to continue to disclose their NI 43-101 mineral resources and mineral reserves in satisfaction of SEC requirements.27 The Commission has evidently determined that this disclosure is not misleading.
Prohibiting any disclosure of information prepared under a widely accepted non-SEC standard also does not reflect Staff practice with respect to U.S. royalty and streaming companies’ disclosure of mineral reserves before the adoption of SK 1300, which was often made by disclosing mineral reserves under various CRIRSCO-based standards with appropriate cautionary language. This has been a widely accepted practice and, in our experience, provides useful and reliable information to investors.
The Commission also allows issuers the flexibility to provide financial, business metric and operational disclosures at the discretion of individual issuers; e.g., the Commission’s allowance for non-GAAP financial measures despite the fact that U.S. GAAP as outlined in Regulation S-X is the financial accounting standard for Exchange Act filings. These disclosures are not deemed per se misleading so long as adequate disclosure is provided and, in the case of non-GAAP financial results, prominence and reconciliation rules are observed. It is reasonable to similarly allow royalty and streaming companies to refer to mineral resource and mineral reserve data prepared under internationally accepted, CRIRSCO-based standards that SK 1300 is emulating, so long as accompanied by appropriate cautionary language. While the Commission did not adopt rules (akin to Regulation G) regarding the cautionary language required for the use of CRIRSCO-based data in the circumstance under discussion, issuers addressing a situation where the Exceptions apply and the operator is not reporting in the U.S. should be given the opportunity to present the best available information they possess and to draft appropriate cautionary language, as we have done in the Form 10-K.
D.    Prohibiting royalty and streaming companies from disclosing mineral resources and mineral reserves determined under internationally accepted, CRIRSCO-based standards would render the summary disclosure provided pursuant to Item 1303(b)(3) of Regulation S-K materially incomplete and misleading.
Pursuant to Item 1303(b)(3) of Regulation S-K, we provide summary disclosure of mineral resources and mineral reserves at all of the properties at which we have royalty or streaming interests. Under the Staff’s approach, the tables and other disclosure required by Item 1303(b)(3) would include only SK 1300 compliant mineral resources and mineral reserves and exclude mineral resources and mineral reserves determined under CRIRSCO-based standards which, as noted above, are substantially similar to SK 1300 compliant mineral resources and mineral reserves. We believe the exclusion of mineral resources and mineral reserves determined under CRIRSCO-based standards will render our disclosure materially incomplete and misleading as the disclosure will purport to disclose our total mineral resources and mineral reserves while excluding a substantial amount of the mineral resources and mineral reserves that are actually subject to our interests. Investors will be at much greater risk of confusion from the omission of similar mineral resources and mineral reserves compared to including all mineral resources and mineral reserves determined under SK 1300 and CRIRSCO-based standards in the disclosure.
27 Adopting Release at 66,416.

Securities and Exchange Commission
May 14, 2024

E.    Interpreting the Exceptions consistently with Rule 409 and Rule 12b-21 as suggested here would not require the Commission to be bound by those foreign standards nor constitute reciprocal recognition of those foreign standards in its mining property disclosure rules.
We understand the Staff’s hesitance to allow reliance on foreign reports is based in part on the conscious decision to eliminate the foreign law exceptions historically available under Item 102 of Regulation S-K and Guide 7,28 especially for mine operators who can simply select the standard under which to prepare mineral reserve determinations and mineral resource estimates. We believe that interpreting the Exceptions to permit royalty and streaming companies to disclose mineral resources and mineral reserves determined under an appropriate foreign standard in limited circumstances neither binds the Commission to those foreign standards nor constitutes reciprocal recognition of those standards.
The Adopting Release indicates that the Commission declined to reciprocally recognize foreign reports because “there are … important differences [between SK 1300 and CRIRSCO-bassed standards], such as the final rules’ prohibition against disclaimers of liability for information provided by the qualified person based on the work of a third-party specialist who the qualified person has hired,”29 as well as SK 1300’s requirement that a registrant disclose mineral resource estimates exclusive of mineral reserves (rather than aggregated) and the inclusion of mineral brines in the definition of mineral resources.30 However, the Adopting Release also recognized that perhaps the primary goal of SK 1300 was to more closely align the Commission’s rules with those industry and global regulatory standards31 and thereby, after many years, eliminate the disadvantages faced by U.S. companies.32 Unlike the Staff’s view under old Guide 7 that “resource” disclosure was misleading and therefore prohibited, there is nothing in the Adopting Release that suggests that technical reports under NI 43-101, JORC or other CRIRSCO-based standards are inherently misleading and must therefore be banned under all circumstances. We believe the interests of investors and registrants would be best served by permitting a royalty and streaming company, pursuant to the Exceptions and only when a non-reporting mine operator refuses to provide an SK 1300 technical report or information sufficient to prepare one, to refer to mineral resources and mineral reserves determined by the operator under a CRIRSCO-based standard.
28 Id.
29 Adopting Release at 66,414.
30 Adopting Release at 66,414, Note 1173.
31 Adopting Release at 66,344 (“The Commission also proposed to modernize its disclosure requirements and policies for mining properties by more closely aligning them with current industry and global regulatory practices and standards”).
32 Adopting Release at 66,345 (“Overall, we believe that the final rules reflect an appropriate consideration of the extent to which the final rules promote efficiency, competition and capital formation in addition to the protection of investors. The final rules will modernize the Commission’s mining property disclosure regime by amending or removing requirements that may have placed U.S. mining registrants at a competitive disadvantage[.]”).

Securities and Exchange Commission
May 14, 2024

To provide a limited accommodation to royalty and streaming companies to provide foreign-derived mineral resources and mineral reserves information in satisfaction of the Exceptions would not threaten the U.S. standards, require the SEC to adopt any CRIRSCO-based code or guide “in its entirety” or “effectively bind the Commission’s rules to current and future iterations and interpretations … over which the Commission would have little to no control or influence.”33 First, no mining company reporting in the U.S. would be able to provide foreign technical reports in lieu of SK 1300 reports. Such companies have the access and legal right to commission and disclose an SK 1300 technical report summary on their own properties. And there is no issue of binding the Commission to foreign standards into the future to the exclusion of compliance with U.S. standards: a royalty and streaming company would also be required to provide or refer to an SK 1300 compliant report whenever an Exception is not available.
Only in the circumstance where the Exceptions apply and no U.S. technical report summary or related mineral resources and mineral reserves are available, would the royalty and streaming company be permitted to include information from a non-U.S. operator that discloses mineral resources and mineral reserves information under a different reporting regime. This would constitute a limited and reasonable accommodation to royalty and streaming companies who are in the uniquely disadvantageous position of possessing material interests in properties that they do not control or have sufficient rights to access.
F.    The policy goals set forth in the Adopting Release support allowing royalty and streaming companies to provide the best information available, even if determined pursuant to a foreign CRIRSCO-based standard, when the Exceptions apply and the mine operator is not a reporting issuer.
The Adopting Release states, in its introduction, that SK 1300 was adopted to “modernize the property disclosure requirements for mining registrants,” and is “intended to provide investors with a more comprehensive understanding of a registrant’s mining properties,” and to amend or remove requirements that “may have placed U.S. mining registrants at a competitive disadvantage.”34
Respectfully, when the Exceptions apply, prohibiting royalty and streaming companies from disclosing mineral resources and mineral reserves determined under recognized international standards by foreign mining companies threatens to undermine these important policy goals by prohibiting a royalty and streaming company from providing investors with a comprehensive understanding of its mining property interests. Notably, this stance would cause U.S. royalty and streaming companies to be at an even greater competitive disadvantage than they have historically been and roll back decades of useful historical disclosure practices by U.S. royalty and streaming companies.
33 Adopting Release at 66,348.
34 Adopting Release at 66,344, 66,345.

Securities and Exchange Commission
May 14, 2024

Rather than modernizing the disclosure regime for royalty and streaming companies, the Staff’s view of the Exceptions reflected in the comment would result in royalty and streaming companies disclosing less information about their interests in mining properties than they disclosed under Guide 7. For at least the past 40 years, we have disclosed in our filings with the SEC mineral reserve determinations covering our material royalty or stream interests, including when such determinations are prepared by a mining operator under an accepted international standard. In such cases, we have also included appropriate cautionary language indicating to investors that the data was prepared under an international standard that differs from U.S. standards. However, under the view expressed by the Staff, royalty and streaming companies would not be able to avail themselves of the Exceptions and continue providing mineral resources and mineral reserves estimates prepared by an operator under a recognized international standard. This would effectively prohibit a royalty and streaming company from disclosing any mineral resource or mineral reserve data for properties operated by mining companies that do not report with the Commission and even those that report with the Commission under MJDS. The lack of disclosure of this mineral resource or mineral reserve data by royalty and streaming companies would significantly diminish investors’ ability to assess current and long-term valuations of U.S. royalty and streaming companies and would cause investor confusion by eliminating information long provided in royalty and streaming companies’ Exchange Act reports.
Mineral resources and mineral reserves estimates for the mines in which a royalty and streaming company holds its interest are perhaps the most significant indicators of future revenue and of very clear importance to the business of the royalty and streaming company and to investors in the royalty and streaming company. To deny U.S. investors material information about material interests of a royalty and streaming company merely because they are prepared under a recognized international standard rather than SK 1300 is a disservice to investors and puts the royalty and streaming company in a difficult disclosure position.
Additionally, in the decades leading up to the adoption of SK 1300, the Commission’s disclosure rules put U.S. mining companies at a serious competitive disadvantage, particularly by prohibiting U.S. mining companies from disclosing the “mineral resources” subject to their interests on the theory that it was too easily confused with the word reserves, a position that became increasingly problematic over time. This restrictive regime resulted in key disclosures regarding mineral resources being made exclusively on websites or in investor presentations rather than in Exchange Act reports or in registration statements. The Adopting Release expressly indicates that the Commission’s goals for SK 1300 include reducing or eliminating this competitive disadvantage for companies reporting in the United States.
Reading the Exceptions to prohibit a royalty and streaming company from disclosing this material information would force royalty and streaming companies to put their most material information on some of their material properties on websites and in investor presentations instead of where material information belongs – in their Exchange Act reports and Securities Act registration statements.
Prohibiting royalty and streaming companies from disclosing material and reliable information about their mining property interests (except on websites and investor presentations) would create a new competitive disadvantage for U.S. royalty and streaming companies. This is clearly not a result contemplated by the Commission’s policy goals as expressed in the Adopting Release.

Securities and Exchange Commission
May 14, 2024

G.    Our competitors do not face similar limitations.
Our most significant royalty and streaming competitors are located in Canada and disclose mineral resources and mineral reserves in accordance with NI 43-101. However, under NI 43-101, our competitors are also permitted to reference technical reports from operators whose securities trade on specified exchanges and that disclose mineral resources and mineral reserves under other acceptable foreign codes,35 which generally consist of codes based on or consistent with the CRIRSCO standards.36 As a result, our most significant competitors disclose (including in reports filed with the Commission under MJDS37) mineral resources and mineral reserves from a wide range of operators located in multiple jurisdictions and reporting under a variety of standards based on or consistent with CRIRSCO standards, including under SK 1300.
The Staff’s position would put Royal Gold at a significant disadvantage relative to these competitors. Investors in our competitors’ securities offerings, including offering in the U.S. under MJDS, would have access to complete mineral resources and mineral reserves data in the disclosure of our competitors, regardless of the regime under which they are prepared. By contrast, investors in Royal Gold would find only a small subset of such data in our filings with the SEC, consisting only of the SK 1300 compliant information disclosed by those few operators that are listed in the U.S. and that do not report under MJDS. Therefore, the Staff’s position would burden U.S. royalty and streaming companies without providing any discernible benefit to investors, who will be able to evaluate more complete disclosure from Canadian royalty and streaming companies, the securities of which trade on the same exchanges as their U.S. competitors.38
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35 NI 43-101 (2023), part 9.2(1), Exemptions for Royalty or Similar Interests (“An issuer whose interest in a mineral project is only a royalty or similar interest is not required to file a technical report to support disclosure in a document under subsection 4.2 (1) if (a) the operator or owner of the mineral project is (i) a reporting issuer in a jurisdiction of Canada, or (ii) a producing issuer whose securities trade on a specified exchange and that discloses mineral resources and mineral reserves under an acceptable foreign code; (b) the issuer identifies in its document under subsection 4.2 (1) the source of the scientific and technical information; and (c) the operator or owner of the mineral project has disclosed the scientific and technical information that is material to the issuer.); see also Adopting Release at 66,353, Note 123.
36 Companion Policy 43-101CP to National Instrument 43-101 (2023), Standards of Disclosure for Mineral Projects, part 1.1(1).
37 See, e.g., Annual Information Form for the year ended December 31, 2023, included at Exhibit 99.1 to the Form 40-F filed with the Commission by Franco-Nevada Corporation on March 15, 2024; Annual Information Form for the year ended December 31, 2023, included at Exhibit 99.1 to the Form 40-F filed with the Commission by Wheaton Precious Metals Corp. on March 28, 2024.
38 See, e.g., Franco-Nevada Corporation (NYSE & TSX: FNV); Wheaton Precious Metals Corp. (NYSE & TSX: WPM).

Securities and Exchange Commission
May 14, 2024

Reading the Exceptions to mandate omission of material and reliable information would significantly harm investors by limiting their access to key information, a result inimical to the Commission’s overall mission and the stated intentions of SK 1300. The Adopting Release repeatedly notes that investors in royalty and streaming companies need information about the underlying material mining properties that generate a royalty and streaming company’s revenues and that a royalty and streaming company registrant must direct investors to available detailed property information.39 Yet, instead of allowing royalty and streaming companies to provide available detailed property information or refer investors to the available detailed information, the Staff’s reading of the Exceptions indicates that a royalty and streaming company should provide investors nothing when there is no SK 1300 compliant mineral resources and mineral reserves disclosure available. We believe that forbidding disclosure of information that the issuer has determined is both material and reliable will harm investors, and that the Staff should ensure the purposes of SK 1300 are implemented by allowing royalty and streaming companies the reasonable accommodation to disclose mineral resources and mineral reserves determined under appropriate foreign standards in accordance with Securities Act Rule 409 and Exchange Act Rule 12b-21.
Date of Mineral Resources and Mineral Reserves Information
The Staff’s comment asks that we ensure all mineral resources and mineral reserves in our Form 10-K are presented corresponding to our fiscal year end. As noted above, we are wholly dependent on the operators for the mineral resources and mineral reserves reported in our Form 10-K. To the extent such information is available at the time we file our Form 10-K, we disclose mineral resources and mineral reserves as of the end of our fiscal year. When the operators have not yet disclosed updated mineral resources and mineral reserves by the time we file our Form 10-K, or when the operators do not report information as of our fiscal year end (such as when they have a different reporting cycle), we disclose mineral resources and mineral reserves as of the most recent date available. In each case, we note the source of the information and its effective date.
2.       We note your disclosure on page 4 with respect to internal controls as they relate to mineral resource and mineral reserve reporting. In a separate section of your filing please provide the disclosure required by Item 1305 of Regulation S-K. We understand that you do not prepare estimates of mineral resources and reserves, however your disclosure on page 4 states that, in your view, these estimates are material to investors. Further we note these numbers, although provided by other operators, are used in accounting estimates such as impairment and depreciation analyses, as noted on page 76 of your Form 10-K filed February 15, 2024. As a royalty and streaming company this disclosure may include verification procedures or other analytical means that your company uses to track and report mineral resources and mineral reserves.
39 See e.g., Adopting Release at 66,353 (“We continue to believe that investors in royalty, streaming, and other registrants holding a similar economic interest in mining operations need information about the material mining properties that generate the payments to the registrant, including mineral reserves and production, to be able to assess the amounts, soundness and sustainability of future payments.”); Adopting Release at 66,354 (stating that the purpose of allowing royalty and streaming companies to refer to technical report summaries filed by operators “is to inform an investor or other interested party as to where to find detailed information about the underlying property.”)

Securities and Exchange Commission
May 14, 2024

Nonetheless, if these or similar processes are not in place include a statement to this affect in this section of your filing.
Company Response:
As a royalty and streaming company, we do not engage in exploration activities or estimate mineral resources or mineral reserves. As noted in the Adopting Release, “Item 1305 requires disclosure of internal controls that the registrant has put in place to ensure that its exploration results and mineral resource and reserve estimates on its mining properties are reliable, and not for any other purpose”40 (emphasis added). The types of internal controls contemplated by Item 1305 of Regulation S-K – e.g., protocols for sample preparation, controls, custody, assay precision and accuracy, techniques employed to ensure the data used in estimating mineral resources and mineral reserves is reliable, and other controls inherent in quality control and quality assurance programs41 – are maintained by the operators and not us, as disclosed in our Form 10-K.
The internal controls contemplated in the Staff’s comment, essentially our procedures for gathering information from operators, do not relate to the reliability of the mineral resource and reserve estimates, and accordingly, we believe that we do not have any disclosure obligation under Item 1305. Nevertheless, in future filings, we will disclose that we have in place procedures to gather information from operators concerning the properties over which we hold royalty or streaming interests, including reviewing operator reports (mostly consisting of public filings by the operators) and, in some cases, discussing mineral resource and mineral reserve estimates with operator personnel and reviewing information gained from site visits, although we do not have sufficient access to underlying technical data or the properties over which we hold royalty or streaming interests to confirm mineral resource and mineral reserve estimates as reported by the operators.
3.       We note your disclosure of aggregate annual production for all properties. Item 1303(b)(2)(iv) of Regulation S-K requires a registrant with a royalty or similar economic interest to provide only the portion of production that led to royalty or other incomes for each of the three most recently completed years. Please tell us if the production numbers presented in the table reflect the portion of production that led to royalty or other income and, if not, revise to comply with the instruction.
Company Response:
We confirm that the production numbers presented in the table reflect the portion of production that led to the royalty or stream income.
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40 Adopting Release at 66,415.
41 Id.

Securities and Exchange Commission
May 14, 2024

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at (303) 573-1660, or Paul Hilton of Hogan Lovells US LLP at (303) 454-2414 or paul.hilton@hoganlovells.com, with any questions or further comments you may have.
Sincerely,
/s/ William Heissenbuttel
William Heissenbuttel
President & Chief Executive Officer
cc:     Paul Hilton, Hogan Lovells US LLP